Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, WI 53204

February 19, 2025

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission (the “Commission”)

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Tidal Trust II (the “Trust”)
File Nos. 333-264478, 811-23793

To the Commission:

Pursuant to Rule 485(a)(2) of the Securities Act of 1933, as amended, the Investment Company Act of 1940, as amended, and the regulations thereunder, transmitted herewith on behalf of the Trust to add ten new series, YieldMax™ Target [X]™ AI Option Income ETF, YieldMax™ Target [X]™ AMD Option Income ETF, YieldMax™ Target [X]™ AMZN Option Income ETF, YieldMax™ Target [X]™ COIN Option Income ETF, YieldMax™ Target [X]™ MARA Option Income ETF, YieldMax™ Target [X]™ MSTR Option Income ETF, YieldMax™ Target [X]™ NVDA Option Income ETF, YieldMax™ Target [X]™ PLTR Option Income ETF, YieldMax™ Target [X]™ SMCI Option Income ETF and YieldMax™ Target [X]™. Please note that the target percentages in the Funds' names have been omitted intentionally, but will be included in the Funds' 485(b) filing. TSLA Option Income ETF, is Post-Effective Amendment No. 315 and Amendment No. 318 to the Trust’s Registration Statement on Form N-1A.

If you have any questions or require further information, please contact Michael Pellegrino at (262) 318-8442 or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael Pellegrino

Michael Pellegrino

General Counsel

Tidal Investments LLC